

SECURITI  SSION

04002391

OMB APPROVAL

OMB Number:	3235-0123

Expires: September 30, 1998
Estimated average burden
hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 42170

FACING PAGE
Information Required of Broker and Dealers Pursuant to Section 17 of the
Securities and Exchange Act of 134 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING____December 31, 2003____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   AFS Brokerage, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID NO.

___7840 East Berry Place, Suite 200___
                    (No. and Street)

RECEIVED
FEB 17 2004
WASH. D.C. 181 SECTION

___Englewood___   ___CO___   ___80111___
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Lynn Koczera___   ___(303) 770-4429___
        (Name)   (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUTANT whose opinion is contained in this Report*

___Cordovano and Honeck, P.C.___
                    (Name – if individual, state last, first, middle name)
   201 Steele Street, Suite 300   Denver,   CO   80206
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 09 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Lynn Koczera_____, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of AFS Brokerage, Inc.___, as of _____December 31_____, 20__03____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer, or director has any proprietary interest in any account classified solely as that of a customer except as follows:

_____

_____

_____

_____
Signature

_____
Financial Principal
Title

_____
Notary Public

Commission expires 6-24-2007

This report** contains (check all applicable boxes):

☒ (a) Facing page
☒ (b) Statement of Financial Condition
☒ (c) Statement of Income (Loss)
☒ (d) Statement of Changes in Financial Condition
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation
☒ (m) A copy of the SPIC Supplemental Report
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFS BROKERAGE, INC.
Index to Financial Statements

Cordovano and Honeck, P.C.
Certified Public Accountants

201 Steele Street
Suite 300
Denver, Colorado 80206
(303) 329-0220 Phone
(303) 316-7493 Fax

Report of Independent Auditors

To the Board of Directors and Shareholder:
AFS Brokerage, Inc.

We have audited the accompanying statement of financial condition of AFS Brokerage, Inc. (the "Company") as of December 31, 2003, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17A-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AFS Brokerage, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordovano and Honeck, P.C.
Denver, Colorado
January 28, 2004

AFS BROKERAGE, INC.
Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents.	$	22,578
Cash deposits with clearing organizations and others.		25,142
Receivables:		
Brokers and Dealers.		99,254
Due from affiliate (Note 2).		7,816
Other.		10,576
Investment in non-marketable securities, at cost.		3,300
Equipment, at cost, less accumulated depreciation of $44,660.		21,584
Current income tax asset (Note 3).		8,810
Prepaid expenses.		5,223
	$	204,283

Liabilities and Shareholder's Equity

Liabilities:		
Commissions payable.	$	42,085
Accrued interest payable (Note 4).		5,518
Other liabilities.		14,875
Liabilities subordinated to claims of general creditors (Note 4).		86,000
Total liabilities.		148,478
Shareholder's equity (Note 6):		
Common stock , $.001 par value; 100,000 shares authorized;		
20,000 shares issued and outstanding.		20
Additional paid-in capital.		69,267
Retained earnings.		(13,482)
Total shareholder's equity.		55,805
	$	204,283

AFS BROKERAGE, INC.
Statement of Operations

For the Year Ended December 31, 2003

Revenues:

Commissions	$	2,187,759
Processing, sweep and conversion fees		10,059
Interest		981
Other		92,563
Total revenues		2,291,362

Expenses:

Commissions and brokerage	1,589,615
Payroll	438,551
Communications	5,487
Travel	57,597
Conferences	13,468
Professional fees	79,332
Postage and printing	13,635
Marketing	1,480
Depreciation	4,807
Education, seminars and memberships	20,062
Taxes, other than income	1,214
Licenses	14,002
Insurance	24,942
Interest	5,176
Other	25,028
Total expenses	2,294,396
Loss before income taxes	(3,034)

Income taxes (Note 3):

Current income tax benefit (expense)		4,804
Deferred income tax benefit (expense)		361
Net income	$	2,131

See accompanying notes to financial statements

-4-

AFS BROKERAGE, INC.
Statement of Changes in Shareholder's Equity

| | Common Stock | | Additional Paid-In | Retained | |
	Shares	Par Value	Capital	Earnings	Total
Balance at January 1, 2003.....................*	20,000	$ 100	$ 69,187	$ (15,613)	$ 53,674
Re-allocation of equity for change in par value (Note 6)......	—	(80)	80	—	—
Net income.................................	—	—	—	2,131	2,131
Balance at December 31, 2003...................	20,000	$ 20	$ 69,267	$ (13,482)	$ 55,805

* Restated for change in authorized and issued/outstanding shares (see Note 6)

AFS BROKERAGE, INC.
Statement of Cash Flows

For the Year Ended December 31, 2003

Cash flows from operating activities:		
Net income	$	2,131
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Depreciation		4,807
Changes in operating assets and liabilities:		
Receivables and other operating assets		(14,552)
Commissions payable and other operating liabilities		(42,523)
Net cash used in		
operating activities		(50,137)
Cash flows from investing activities:		
Equipment purchases		(16,419)
Net cash used in		
investing activities		(16,419)
Net change in cash		(66,556)
Cash and cash equivalents, beginning of period		89,134
Cash and cash equivalents, end of period	$	22,578
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$	—
Interest	$	3,583

(1)   Summary of Significant Accounting Policies

Organization and Basis of Presentation

AFS Brokerage, Inc. (the "Company") earns revenue by providing marketing services for broker dealers and by providing broker dealer services to contracted financial institutions. The Company earns marketing revenue by introducing financial institutions to broker dealers, which establish offices at those financial institutions. The Company retains a percentage of the commissions received by the broker dealer generated through the branch office of the referred financial institutions. Broker dealer revenue is generated by providing trading, licensing, compliance, training, and commission reporting for contracted banks. The Company also retains a percentage of the commissions received for these services. Trading commissions include, but are not limited to, mutual funds, stocks, bonds, and variable and fixed annuities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had $82,188 in a money market at December 31, 2003, which was considered a cash equivalent in the accompanying financial statements.

Allowance for Uncollectible Accounts

All receivables were considered collectible at December 31, 2003.

Investment

Investments in non-marketable equity securities are recorded at cost.

Equipment and Depreciation

Equipment is stated at cost. Equipment is depreciated over its estimated useful life using the straight-line method.

Software Development Costs

The Company capitalizes all internal and external costs incurred to develop internal-use computer software during the application development stage in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use".

Revenues

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Commissions, in the brokerage of mutual funds and annuities, are recognized when earned.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Advertising and Marketing Costs

The Company expenses its advertising and marketing costs as incurred.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables, and short-term obligations approximate their fair value because of the near-term maturity of those instruments.

(2)   Related Party Transactions

The Company pays salaries, payroll taxes, and administrative expenses on behalf of an affiliate company, which the affiliate reimburses on a monthly basis. As a result of these transactions, the affiliate owed the Company $7,816, as of December 31, 2003.

(3)   Income Taxes

The current and deferred income tax asset (liability) included in the statement of financial condition as of December 31, 2003 is as follows:

	Current	Deferred
Federal	$ 6,731	$ -
State	2,079	-
	$ 8,810	$ -

The current and deferred portions of income tax expense (benefit) included in the statement of operations for the year ended December 31, 2003 are as follows:

	Current	Deferred	Total
Federal	$ 3,670	$ 276	$ 3,946
State	1,134	85	1,219
	$ 4,804	$ 361	$ 5,165

AFS BROKERAGE, INC.
Notes to Financial Statements

A reconciliation of the U.S. statutory federal income tax rate to the effective rate is as follows:

U.S. federal statutory graduated rate............................	15.00%
State income tax rate,	
net of federal benefit...	4.63%
Net operating loss carryforward..................................	-19.63%
	0.00%

(4) Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors include an $86,000 subordinated loan agreement for equity capital that was executed on November 20, 1997 and is owed to the Company's sole shareholder. On October 31, 2002, the Company and shareholder signed an agreement to extend the maturity date of the loan from December 31, 2003 to December 31, 2006. The loan carries an annual interest rate of 6.00 percent.

Accrued interest payable on the subordinated loan totaled $3,941 at December 31, 2002. During the year ended December 31, 2003, an additional $5,160 of interest was accrued on the loan. In addition, the Company made interest payments totaling $3,583. As a result, the accrued interest payable balance on the subordinated loan totaled $5,518 at December 31, 2003.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(5) Concentration of Credit Risk

The Company conducts a significant portion of its operations through a clearing agent. During 2003, transactions with the Company's former clearing agent accounted for approximately 31 percent of the Company's revenue.

(6) Net Capital Requirements

Common Stock

On September 17, 2003, the Company's sole shareholder approved the change of the Company's authorized common stock from 10,000,000 shares to 100,000 shares. This change resulted in a decrease of the number of issued and outstanding common shares from 2,000,000 shares to 20,000 shares. In addition, the par value of the Company's common stock was reduced from $.10 per share to $.001 per share.

Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (15c3-1) under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined by the Rule. Net capital may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and net capital requirements of $77,159 and $50,000, respectively.

AFS BROKERAGE, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2003

Net Capital

Total shareholder's equity qualified for net capital... $ 55,805

Additions:

     Allowable subordinated liabilities...   86,000

Deductions:

     Equipment, net.. (21,584)

     Investment in non-marketable equity securities... (3,300)

     Income tax asset.. (8,810)

     Receivables from non-customers... (20,729)

     Prepaid expenses... (5,223)

     Excess insurance deductible.. (5,000)

     Net capital... $ 77,159

Aggregate Indebtedness

Items included in the statement of financial condition:

     Commissions payable.. 42,085

     Accrued expenses... 5,518

     Other liabilities.. 14,875

     Total aggregate indebtedness.. $ 62,478

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness)................................. $ 4,165

Minimum dollar requirement.. $ 50,000

Net capital requirement.. $ 50,000

Excess net capital at 1500%... $ 72,994

Excess net capital at 1000%... $ 70,911

Ratio: Aggregate indebtedness to net capital.. 0.81 to 1

Schedule II

Reconciliation of the Computation of Net Capital for
Brokers and Dealers Pursuant to SEC Rule 15c3-1 with
that Reported in Unaudited Part IIA (X-17A-5)

December 31, 2003

Net capital, as reported in Part IIA
(X-17a-5) of Company's unaudited
FOCUS report at December 31, 2003.. $ 79,214

Audit adjustments:
Increase deposit with clearing organization for interest earned... 46
Decrease cash for unrecorded reconciling items.. (1,210)
Decrease accrued interest payable on subordinated loan for change in interest rate...................... 3,440
Decrease commissions receivable for duplicate entry.. (3,314)
Increase accounts payable for unrecorded liabilities.. (1,378)
Decrease deferred tax liability.. 361

Net capital, as reported in the computation
of net capital for Brokers and Dealers
pursuant to rule 15c3-1.. $ 77,159

AFS BROKERAGE, INC.

Schedule III

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Exemption is claimed under Section (k)(2)(ii) paragraph:

AFS Brokerage, Inc. as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

AFS BROKERAGE, INC.

Schedule IV

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Exemption is claimed under Section (k)(2)(ii) paragraph:

AFS Brokerage, Inc. as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Cordovano and Honeck, P.C.   Certified Public Accountants

201 Steele Street
Suite 300
Denver, Colorado 80206
(303) 329-0220 Phone
(303) 316-7493 Fax

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

To the Board of Directors and Shareholder of
AFS Brokerage, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of AFS Brokerage, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors and Shareholder
AFS Brokerage, Inc.
Independent Auditors' Report on Internal Control
   Required by SEC Rule 17a-5 for a Broker-Dealer
   Claiming an Exemption from SEC Rule 15c3-3
January 28, 2004
Page two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cordovano and Honeck, P.C.
Denver, Colorado
January 28, 2004